CONSENT OF RANDY REICHERT

The undersigned hereby consents to the references to, and the information derived from mineral reserve estimates for underground methods for the Otjikoto project, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., for the year ended December 31, 2020, and the registration statements on Form S-8 (No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158 and No. 333-239197) of B2Gold Corp.

/s/ Randy Reichert
Randy Reichert, P. Eng.
March 30, 2021